Brian S. North 215 665 3828 brian.north@bipc.com	Two Liberty Place, Suite 3200 Philadelphia, PA 19102-2555 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

July 23, 2009

VIA EDGAR TRANSMISSION

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4631
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Shiner International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 001-33960

Dear Mr. Cash:

On behalf of Shiner International, Inc. (the "Company"), we respond as follows to the Staff’s comment letter, dated July 10, 2009, to the above-captioned filings of the Company.  Page references in our responses correspond to the present version of the respective filings, copies of which have been marked to note the changes from the filings made on March 24, 2009 and May 15, 2009, respectively (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company's response to each comment immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5.  Market for Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities, page 25
Dividend Policy, page 25

1.
Your dividend policy states that you have not paid any cash dividends on your common stock to date. However, your financial statements indicate that you have paid or declared dividends in excess of $2.5 million in 2006 and 2007. Please clarify or revise your dividend policy as appropriate.

The Company has revised its disclosure under the heading "Dividend Policy" to clarify that no cash dividends have been paid by the Company except for dividends paid to those persons who held shares prior to the consummation of the share exchange transaction on July 23, 2007.  The revised disclosure on page 25 reads as follows (italicized language is new or revised):

Securities and Exchange Commission
July 23, 2009

Dividend Policy

Except for dividends paid to those persons who held shares of our common stock prior to the consummation of the share exchange transaction described on page 12 of this Annual Report on Form 10-K, we have not paid any cash dividends on our common stock and we have no intention of paying cash dividends in the foreseeable future. Whether we will declare and pay dividends in the future will be determined by our board of directors at their discretion, subject to certain limitations imposed under Nevada corporate law. In addition, our ability to pay dividends may be affected by the foreign exchange controls in the PRC. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Results of Operations, page 27

2.
In your discussion of revenue, you stated that increases of $4.9 million and $1.4 million were due to sales volume and unit sales prices of BOPP products, respectively, and $7.5 million was due to higher sales volumes of anti-counterfeit films. The total of these increases is greater than the total change in revenue of $8.8 million for the year ended December 31, 2008. Please supplementally tell us, what item(s) offset the increases you have disclosed.

The Company has revised the disclosure of Revenues under the heading "Results of Operations" on page 27 to address the Staff's comment.  The revised disclosure on page 27 reads as follows (italicized language is new or revised):

Our revenues for the year ended December 31, 2008 increased by 20.7% or $8,832,227 compared to the same period last year.  Higher revenues resulted from a 55% increase in tobacco BOPP sales and 195% increase in the sales of anti-counterfeit film, offset by decreases in sales volume in our coated film and color printing operations. For BOPP products, the total increase in our revenue was $6,429,911. We derived a gain of $4,993,917 from an increase in sales volume and $1,435,994 increase by higher unit sale prices.  Our revenues from the sale of  anti-counterfeit products increased by $6,929,821 due to higher sales volumes, partially offset by a decrease in the unit sale prices of those products.  With respect to coated film and color printing revenues, we experienced a decrease in sales volume, which was partially offset by an increase in our unit sale prices, resulting in a decrease in our coated film and color printing revenues of $37,977 and $4,489,528, respectively.

3.
In future filings, please expand your discussion to explain and quantify the reasons for the increases in cost of goods sold from period-to-period, including identify the raw materials and other costs drivers that significantly impact your period-to-period fluctuations.

The Company will provide the expanded disclosure requested by the Staff in future filings.

4.
In future filings, please quantify the reasons you have identified for any significant changes in your selling expenses and general and administrative expenses from period-to-period. You should also ensure that you explain the majority of the increases or decreases in each line item.

Securities and Exchange Commission
July 23, 2009

The Company will provide the expanded disclosure requested by the Staff in future filings.

5.
In note 12 to your financial statements, you provide required disclosures regarding your color printing and packaging segments. In future filings, please expand your MD&A to provide a discussion of the income statement line items that comprise your segments’ measure of profit or loss and explain and quantify any material fluctuations from period- to-period. Please refer to Release No.33-8350, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for guidance.

The Company will provide the segment disclosure requested by the Staff in future filings.

Item 9A.  Controls and Procedures, page 33
Disclosure Controls and Procedures, page 33

6.
It does not appear that you disclosed management’s conclusion as to the effectiveness of your disclosure controls and procedures, please amend your Form 10-K to provide the disclosures required by Item 307 of Regulation S-K.

The Company has revised the disclosure under the heading "Disclosure Controls and Procedures" on page 33 to read in full as follows (italicized language is new or revised):

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Disclosure controls and procedures are those controls and procedures that are designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and related forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10K.

7.
It appears that the second paragraph of this section, which references internal controls over financial reporting, should more appropriately be in the section titled, “Management’s Annual Report on Internal Controls over Financial Reporting”. Please revise your document accordingly or tell us why your presentation is appropriate.

The Company has moved the second paragraph under the heading "Disclosure Controls and Procedures" pursuant to the Staff's comment.

Securities and Exchange Commission
July 23, 2009

Management's Annual Report on Internal Controls over Financial Reporting, page 34

8.
You were granted an extension to be compliant with section 404 of Sarbanes-Oxley, pursuant to SEC release No.33-8760, “Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies”, since you were considered to be a newly public company, having been a shell company prior to your reverse acquisition on July 23, 2007. As a result, you were not required to report on your internal control over financial reporting at December 31, 2007. However, you were required to fully comply with the internal control over financial reporting requirements at December 31, 2008, pursuant to the aforementioned release. In this regard, please amend your Form 10-K to remove the paragraph regarding the previous extension and to provide the disclosures required by Item 308T(a) of Regulation S-K.

The Company has revised the disclosure under the heading "Management's Annual Report on Internal Control over Financial Reporting" on page 34 to read in full as follows (italicized language is new or revised):

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).  Internal control over financial reporting includes policies and procedures that:

1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and/or our board of directors; and

3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the interim or annual consolidated financial statements.

Under the supervision and with the participation of our chief executive officer and chief financial officer, management conducted an evaluation of the effectiveness of Shiner’s internal control over financial reporting as of December 31, 2008.  Based on this evaluation, our management concluded that our internal control over financial reporting was effective and that there was no material weakness or significant deficiency discovered as of December 31, 2008.

Consolidated Financial Statements

Note 6 - Stockholders' Equity, page F-13
Stock Options, page F-14

9.	In future fillings, please provide the disclosures required by paragraph A240(a) of SFAS 123(R).

Securities and Exchange Commission
July 23, 2009

The Company will provide the disclosure required by paragraph A240(a) of SFAS123(R) in future filings.

Note 7 - Income Taxes, page F-15

10.	Please tell us how you have complied with the income tax disclosures required by SFAS 109.

As indicated in Note 2 to the financial statements, the Company applies the provisions of SFAS No. 109 to account for income taxes.  As disclosed in Note 7 to the financial statements, two of the Company’s Chinese subsidiaries are either exempt from income taxes or received a significant reduction in the tax rate for a period of time.  The Company has provided a reconciliation to the Company’s effective tax rate which include the effects of the “tax holiday” enjoyed by the Company’s Chinese subsidiaries.  The book/tax differences are not material and therefore a breakdown of the current and deferred income tax expense was not disclosed.  Also, the components of the Company’s deferred tax assets and liabilities were not disclosed due to the immaterial amounts involved.  The Company has properly disclosed in Note 7 to the financial statements the effect on the income tax provision and earnings per share for the “tax holiday” enjoyed by the Company.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has provided the requested statement.  It is filed as correspondence with the revised Annual Report on Form 10-K for the year ended December 31, 2008.

* * *

Securities and Exchange Commission
July 23, 2009

If you or others have any questions or would like additional information, please contact the undersigned at 215-665-3828.

Very truly yours,

/s/ Brian S. North

Brian S. North

cc:  Ms. XueZhu Xu, Chief Financial Officer